Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No. 4 to the Registration Statement, No. 333-102800, of DRDGOLD Limited on Form F-3 and Registration Statement, No. 333-121386, of DRDGOLD Limited on Form F-4 of our report dated December 15, 2005 with respect to the consolidated balance sheet of DRDGOLD Limited and its subsidiaries as of June 30, 2005 and June 30, 2004 and the related consolidated statements of operations, stockholders' equity, cash flows and notes thereto for each of the years in the three-year period ended June 30, 2005, which report appears in the Annual Report on Form 20-F of DRDGOLD Limited for the year ended June 30, 2005.

/s/ KPMG Inc
KPMG Inc
Registered Accountants and Auditors
Chartered Accountants (SA)

Johannesburg, Republic of South Africa
December 15, 2005